s
                        SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           First Avenue Networks, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    31865X106
                                 (CUSIP Number)


                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 28, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                 13D                      PAGE 2 of 16 PAGES
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     13-4118716
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         4,194,476
--------------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         4,194,476
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,194,476
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.67%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                 13D                      PAGE 3 of 16 PAGES
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

         Aspen Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     13-4118715
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         4,194,476
--------------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         4,194,476
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,194,476
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.67%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                 13D                      PAGE 4 of 16 PAGES
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

         Aspen Advisors LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     13-4118717
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         5,373,787
--------------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         5,373,787
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,787
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                 13D                      PAGE 5 of 16 PAGES
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

         Nikos Hecht

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       N/A
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
     7.  SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
     8.  SHARED VOTING POWER

         5,373,787
--------------------------------------------------------------------------------
     9.  SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         5,373,787
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,787
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         This statement is being filed with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 230 Court Square, Suite 202, Charlottesville, VA 22902.

Item 2.           Identity and Background

(a-c).

         This Statement is being filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht. (each a "Reporting Person," and, collectively "Reporting Persons"). The business address and principal office of Aspen Advisors are 152 West 57th Street, New York, NY, 10019. The business address and principal office of each of the other Reporting Persons are c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

         Aspen Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Aspen Capital is a Delaware limited liability company, the business of which is acting as the general partner of Aspen Partners. Aspen Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Aspen Partners, and a limited number of institutional and other large private investors. Mr. Hecht is the managing member of Aspen Advisors and is engaged, through Aspen Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

         As the managing member and owner of a majority of the membership interest in Aspen Advisors and Aspen Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors and Aspen Capital and, through Aspen Capital, Aspen Partners.

         The other executive officer of Aspen Advisors is Ms. Sharlene Louie, who serves as the Chief Financial Officer of Aspen Advisors. Ms. Louis's business address is c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

(d)      Criminal Proceedings

         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Securities Law Proceedings

         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

         Mr. Hecht and Ms. Louie are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

         Aspen Partners obtained the funds it used to purchase Common Stock and other securities of the Company from capital contributions by its partners. The aggregate purchase price for the 2,888,354 shares of Common Stock and 1,306,122 warrants held by Aspen Partners and beneficially owned by the other Reporting Persons was $6,714,715 (exclusive of brokerage fees and commissions). Of such amount, $5,064,715 was the net acquisition cost of $19,293,000 aggregate principal amount of the Company's 14% Senior Notes due 2007 (the "Old Notes"). Aspen Partners subsequently exchanged the Old Notes for 2,430,021 shares of Common Stock pursuant to the Company's plan of reorganization under Chapter 11 of the Bankruptcy Code. 2,326,996 such shares were issued to Aspen Partners upon confirmation of the plan in December 2001 and 103,025 shares were issued to Aspen Partners on December 23, 2003 as a final distribution under the plan, without payment of additional consideration. The remaining $1,650,000 was paid by Aspen Partners to purchase 458,333 additional shares of Common Stock and 458,333 additional warrants (the "New Warrants") from the Company at $3.60 per share of Common Stock and accompanying New Warrant in a private offering on January 28, 2004. The amounts paid by Aspen Partners to acquire Common Stock and New Warrants do not include the purchase price for $2,358,950 aggregate principal amount of the Company's 9% Senior Secured Notes (the "Senior Secured Notes") that Aspen Partners purchased at par in December 2001 in connection with the confirmation of the Company's plan of reorganization. As additional consideration for the purchase of the Senior Secured Notes, the Company issued 847,789 Class A Common Stock Purchase Warrants (the "Class A Warrants") to Aspen Partners.

         All funds used by Aspen Advisors to purchase Common Stock and other securities of the Company for its managed accounts were client funds provided to Aspen Advisors pursuant to its management arrangements with its clients. The aggregate purchase price for the 813,293 shares of Common Stock and 366,018 warrants held by client accounts managed by Aspen Advisors and beneficially owned by Aspen Advisors and Mr. Hecht was $1,882,284 (exclusive of brokerage fees and commissions.) Of such amount, $1,132,511 was the net acquisition cost of $4,459,000 aggregate principal amount of Old Notes that Aspen Advisors purchased for the accounts of certain of such clients. The accounts subsequently exchanged the Old Notes for 561,626 shares of Common Stock pursuant to the Company's plan of reorganization under Chapter 11 of the Bankruptcy Code. 537,816 such shares were issued to the accounts upon confirmation of the plan in December 2001 and 23,810 shares were issued to the accounts on December 23, 2003 as a final distribution under the plan, without payment of additional consideration. The remaining $749,773 was paid by an additional client account to purchase 85,000 shares of Common Stock in open market transactions in November 2003 for $149,773 and 166,667 shares of Common Stock and 166,667 New Warrants from the Company at $3.60 per share of Common Stock and accompanying New Warrant in a private offering on January 28, 2004. Amounts paid by Aspen Advisors' client to purchase Common Stock and New Warrants do not include the purchase price for $514,199 aggregate principal amount of the Company's Senior Secured Notes that certain accounts purchased at par in December 2001 in connection with the confirmation of the Company's plan of reorganization. As additional consideration for the purchase of the Senior Secured Notes, the Company issued 199,351 Class A Warrants to these accounts.

Item 4.           Purpose of Transaction

         Aspen Partners originally acquired its Old Notes, and Aspen Advisors acquired Old Notes for certain of its private clients, as a means of acquiring a significant unsecured claim against the Company and thereby participating in its plan of reorganization. The Senior Secured Notes were purchased by Aspen Partners and by Aspen Advisors for its private clients to assist the Company in funding its plan of reorganization and to provide financing and additional liquidity to the Company following its reorganization. In connection with their purchase of Senior Secured Notes, Aspen Partners and Aspen Advisors' clients received Class A Warrants. The Common Stock and New Warrants purchased on January 28, 2004 in a private placement conducted by the Company were purchased to provide additional equity financing to the Company. The Company's Common Stock, Class A Warrants and New Warrants were acquired by Aspen Partners and by Aspen Advisors for its private clients for investment.

         During the Company's operation as debtor-in-possession under Chapter 11 of the Bankruptcy Code and until confirmation of the Company's plan of reorganization, Aspen Partners was a member of the Official Committee of Unsecured Creditors of the Company. As a member of the Company's creditors committee, Aspen Partners participated in the formulation of the Company's plan of reorganization, including the determination of the members of the board of directors of the reorganized Company. One of the Company's directors designated pursuant to the plan of reorganization was Mr. Neil Subin. During Aspen Partners' service on the Company's creditors' committee, Mr. Subin acted as a consultant to Aspen Advisors during the Chapter 11 proceedings and continues to do so. He has served as a director of the Company from the confirmation of the Company's plan of reorganization to the present. The Reporting Persons do not have any contractual right to designate Mr. Subin or any other person to the Company's directors or to nominate a candidate for election to the board. From time to time Aspen Advisors communicates the views of the Reporting Persons to the Company and its directors regarding transactions that the Company has undertaken or proposes to undertake, acquisitions that the Company has considered or may be considering, and the business and operations of the Company generally. The Reporting Persons may hold securities in the companies with which the Company may consider effecting such transactions. Such communications on behalf of the Reporting Persons as significant stockholders of the Company have taken place both directly and through Mr. Subin. While Aspen Advisors expects to continue to communicate with the Company and its directors as described in this paragraph, none of the Reporting Persons has any present intention to seek representation on the Board of Directors of the Company, to exercise control over the Company or to cause the Company to engage in any of the transactions or activities listed in items (b) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons do not presently intend to acquire additional Common Stock or other securities of the Company. However, Aspen Advisors continuously evaluates the investments and holdings of Aspen Partners and its other clients and depending on various factors, could subsequently cause them to acquire or dispose of Common Stock or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale will depend on Aspen Advisors' continuing assessment of all relevant factors including, without limitation, the Company's business and prospects and prospects in the industry and markets in which the Company operates, the performance of management and the actions of the Company's board of directors and other stockholders of the Company, other business and investment opportunities available to Aspen Partners and Aspen Advisors' other clients, economic, stock market, commodity market and money market conditions, the availability and nature of opportunities for Aspen Partners and Aspen Advisors' clients to dispose of securities of the Company or to acquire additional securities of the Company, and other plans and requirements of Aspen Partners and Aspen Advisors' clients. Depending on Aspen Advisors' assessment of these factors from time to time, the Reporting Persons' intentions, as stated above, could change.

         For information regarding certain agreements entered into in connection with the Reporting Persons' acquisitions of securities of the Company, see Item 6.

Item 5.           Interest in Securities of the Issuer

         As of the date of this Schedule 13D, Aspen Partners is the beneficial owner of 4,194,476 shares of the Company's Common Stock, constituting approximately 18.67% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,160,856 shares of Common Stock outstanding (comprising 20,049,745 outstanding shares, as represented by the Company in the Common Stock and Warrant Purchase Agreement described in Item 6 below, plus 1,111,111 shares issued by the Company on January 28, 2004 pursuant to such agreement to certain purchasers, including the Reporting Persons), 1,306,122 shares issuable upon exercise of warrants held by Aspen Partners. Of the 4,194,476 shares beneficially owned by Aspen Partners, 2,888,354 shares are issued and outstanding, 847,789 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and 458,333 shares are issuable upon the exercise of New Warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D, Aspen Advisors is the beneficial owner of 5,373,787 shares of the Company's Common Stock, constituting approximately 23.54% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,160,856 shares of Common Stock outstanding (determined as described in the preceding paragraph), 1,672,140 shares issuable upon exercise of warrants held by Aspen Partners and private clients of Aspen Advisors. Of the 5,373,787 shares beneficially owned by Aspen Advisors, 3,701,647 shares are issued and outstanding, 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and such clients and 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners and such clients. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Common Stock and warrants held by Aspen Partners and the private clients, and Mr. Hecht is the managing member of Aspen Capital and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors.

         During the 60 days preceding the filing of this Schedule 13D, the Reporting Persons and, to their knowledge, the executive officers and directors of the Reporting Persons, have not engaged in any transactions in the Common Stock except the following:

         o On December 23, 2003, the Company issued to the Partnership and to certain of Aspen Advisors' private clients 103,025 shares and 23,810 shares, respectively, as a final distribution of Common Stock pursuant to the Company's plan of reorganization. The Reporting Persons did not pay any additional consideration for such shares.

         o On January 28, 2004, pursuant to the Common Stock and Warrant Purchase Agreement described in Item 6, below, Aspen Partners and a private client of Aspen Advisors purchased 625,000 shares of Common Stock and 625,000 New Warrants at a purchase price of $3.60 per share and accompanying New Warrant. Aspen Partners purchased 458,333 shares and 458,333 New Warrants and Aspen Advisors' private client purchased 166,667 shares and 166,667 New Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Aspen Partners acquired 2,430,021 shares of Common Stock, and certain client accounts of Aspen Advisors acquired 561,626 shares of Common Stock, in exchange for Old Notes pursuant to the Company's plan of reorganization under

Chapter 11 of the Bankruptcy Code. The Company issued a total of 20,000,000 shares of Common Stock to its unsecured creditors, including holders of the Old Notes, pursuant to the plan of reorganization.

         In connection with implementation of its plan of reorganization, the Company also issued $10,975,225 aggregate principal amount of its Senior Secured Notes. The Senior Secured Notes were issued pursuant to a Senior Secured Note and Class A Warrant Purchase Agreement dated as of December 20, 2001, between the Company, Aspen Partners, and the other purchasers of the Senior Secured Notes (the "Note and Warrant Purchase Agreement"). The Senior Secured Notes bear interest at 9% per annum, payable in cash or, at the Company's option and subject to the conditions set forth in the Note and Warrant Purchase Agreement (including the condition that no Event of Default, as defined in the Note and Warrant Purchase Agreement, shall have occurred and be continuing), by the issuance of additional Senior Secured Notes. The Senior Secured Notes are secured by substantially all of the assets of the Company and its domestic subsidiaries. The Note and Warrant Purchase Agreement contains representations and warranties of the parties customarily found in agreements relating to transactions of this type as well as covenants that limit the Company's and its subsidiaries' ability to, among other things, pay dividends and make other restricted payments, incur indebtedness, incur liens, engage in transactions with affiliates, and dispose of assets. The Note and Warrant Purchase Agreement also requires the Company to offer to purchase the Senior Secured Notes upon a change of control of the Company, as defined in the Note and Warrant Purchase Agreement.

         Pursuant to the Note and Warrant Purchase Agreement, the Company also issued Class A Warrants to purchasers of the Senior Secured Notes. Aspen Partners acquired 847,789 Class A Warrants and certain private clients of Aspen Advisors acquired 199,351 Class A Warrants. The Class A Warrants are exercisable for a five-year period expiring on December 20, 2006 at an exercise price of $.01 per share, payable in cash or by "cashless exercise." The number of shares issuable upon exercise of the Class A Warrants is subject to proportionate adjustments for stock splits, reverse splits and stock dividends, and the Class A Warrants provide for adjustments upon a reorganization of the Company, a reclassification of the Company's Common Stock or a merger or consolidation of the Company or the sale of all or substantially all of its assets.

         In connection with the Company's issuance of Common Stock, Senior Secured Notes and Class A Warrants pursuant to its plan of reorganization, the Company entered into a Registration Rights Agreement (the "Original Registration Rights Agreement") with the purchasers of the Senior Secured Notes and Class A Warrants. Pursuant to the Original Registration Rights Agreement, holders of Registrable Securities (defined by the Original Registration Rights Agreement as Common Stock issued under the Company's plan of reorganization and upon exercise of the Class A Warrants) are entitled to require the Company to register their Common Stock at any time, provided that (i) registration is requested by the holders of at least 25% of the Registrable Securities and (ii) not more than three such registration demands may be made in any 12-month period. If the registration statement is to be filed for an underwritten offering, no other holders of securities may include their securities in the registration statement. Holders of Registrable Securities also received the rights to include their Common Stock in registration statements filed by the Company (subject to customary underwriters' cutbacks in connection with underwritten offerings) and, upon the Company becoming eligible to utilize Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), to require the Company to file a shelf-registration statement for the sale of their Registrable Securities and to maintain the effectiveness of the shelf registration statement for two years. Registrable Securities cease to be such when they are sold pursuant to an effective registration statement under the Securities Act in accordance with the plan of distribution set forth therein or pursuant to Rule 144 under the Securities Act, when they cease to be outstanding or when such securities may be distributed to the public free from any restrictions imposed by Rule 144 and without the requirement of the filing of a registration statement under the Securities Act covering such securities.

         Aspen Partners and a private client of Aspen Advisors acquired additional Common Stock and New Warrants pursuant to a Common Stock and Warrant Purchase Agreement dated as of January 28, 2004 between the Company, Aspen Partners, and the other purchasers named therein (the "Common Stock and Warrant Purchase Agreement"). Aspen Partners purchased 458,333 shares of Common Stock and 458,333 New Warrants, and the client purchased 166,667 shares of Common Stock and 166,667 New Warrants, in each case at a purchase price of $3.60 per share of Common Stock and accompanying New Warrant. The Common Stock and Warrant Purchase Agreement contains representations, warranties and covenants customarily found in agreements relating to transactions of this type, including provisions relating to the Company's issuance of the Common Stock and New Warrants without registration under the Securities Act.

         The New Warrants are exercisable for a five-year term expiring on January 28, 2009 at an initial exercise price of $1.84 per share, payable in cash or by "cashless exercise." The number of shares issuable upon exercise of the New Warrants is subject to proportionate adjustments for stock splits, reverse splits and stock dividends, and the New Warrants provide for adjustments upon a reorganization of the Company, a reclassification of the Company's Common Stock or a merger or consolidation of the Company or the sale of all or substantially all of its assets.

         In connection with the issuance of the Common Stock and the New Warrants, (i) the Company and the holders of the Senior Secured Notes entered into a First Amendment to Senior Secured Note and Class A Warrant Purchase Agreement pursuant to which the maturity date of the Senior Secured Notes was extended from December 20, 2006 to December 20, 2008, and (ii) the Company, the holders of its Registrable Securities and the purchasers of Common Stock and New Warrants entered into an Amended and Restated Registration Rights Agreement dated as of January 28, 2004 pursuant to which the registration rights under the Original Registration Rights Agreement were made applicable to the Common Stock issued under the Common Stock and Warrant Purchase Agreement and the Common Stock issuable upon exercise of the New Warrants.

         The descriptions of the Company's plan of reorganization, the Note and Warrant Purchase Agreement, the Senior Secured Notes, the Class A Warrants, the Original Registration Rights Agreement, the Common Stock and Warrant Purchase Agreement, the New Warrants, the First Amendment to Senior Secured Note and Class A Warrant Purchase Agreement and the Amended and Restated Registration Rights Agreement set forth in this Item 6 are summaries only, do not purport to be complete and are qualified in their entirety by the full text of such documents. All of such documents have been filed by the Company as exhibits to its periodic reports filed pursuant to the Securities and Exchange Act of 1934, as amended, and certain of such agreements constitute exhibits to this Schedule 13D, as set forth in Item 7, below.

Item 7.           Material to be Filed as Exhibits

         Exhibit           Document
         -------           --------

            1. Senior Secured Note and Class A Warrant Purchase Agreement dated December 20, 2001 between the Company, Aspen Partners, and the other purchasers of its Senior Secured Notes and Class A Warrants (incorporated by reference to the Company's Current Report on Form 8-K filed January 4, 2002 and constituting Exhibit 3 to the Plan of Reorganization filed as Exhibit 2.2 to such Form 8-K Report).

            2. Form of Class A Warrant of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed January 4, 2002 and constituting Exhibit 4 to the Plan of Reorganization filed as Exhibit 2.2 to such Form 8-K Report).

            3. Common Stock and Warrant Purchase Agreement dated as of January 28, 2004 between the Company, Aspen Partners, and the other Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 29, 2004).

            4.             Form of New Warrant (incorporated by reference to
                           Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 29, 2004).

            5. First Amendment to Senior Secured Note and Class A Warrant Purchase Agreement, dated January 26, 2004, among First Avenue Networks, Inc. and the Purchasers named in Schedule I thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 29, 2004).

            6. Form of amended Senior Secured Note (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed January 29, 2004).

            7. Amended and Restated Registration Rights Agreement dated as of January 28, 2004 among the Company and the security holders named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 29, 2004).

            8.             Joint Filing Agreement among the Reporting Persons

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 6, 2004

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       ASPEN CAPITAL LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       ASPEN ADVISORS LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                           /s/ NIKOS HECHT
                                           -------------------------------------
                                               Nikos Hecht

                                                                       EXHIBIT 8

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of First Avenue Networks, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 6 day of February, 2004.



                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       ASPEN CAPITAL LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                       ASPEN ADVISORS LLC


                                       By: /s/ NIKOS HECHT
                                           -------------------------------------
                                           Name:   Nikos Hecht
                                           Title:  Managing Member



                                           /s/ NIKOS HECHT
                                           -------------------------------------
                                               Nikos Hecht